                                                                  Exhibit (d)(3)

                         [LATHAM & WATKINS LETTERHEAD]


                                December 18, 2001

VIA FACSIMILE AND U.S. MAIL

Diane Holt Frankle
Gray Cary Ware & Freidenrich
400 Hamilton Avenue
Palo Alto, California 94301

        Re: Mentor Graphics Corporation Offer to Purchase All Outstanding Shares of IKOS Systems, Inc. Common Stock

Dear Diane:

        I appreciated our opportunity to speak Monday morning concerning the proposed confidentiality and standstill agreement between IKOS Systems, Inc. and Mentor Graphics Corporation.

        As we discussed, the proposed form of confidentiality and standstill agreement mirrors the agreements IKOS employed during its blind bidding process earlier this year. At that time, it appears that IKOS sought to provide a level playing field for the companies participating. However, the proposed form of confidentiality and standstill agreement cannot provide a level playing field following the execution by IKOS of the merger agreement with Synopsys.

        Nevertheless, you have indicated that IKOS cannot, under the merger agreement with Synopsys, even speak with Mentor Graphics (much less provide any confidential information) absent execution of a confidentiality and standstill agreement in the form proposed. While Mentor Graphics does not believe that this provision in the merger agreement is enforceable, Mentor Graphics believes that its $11.00 per share all cash proposal is clearly superior for IKOS' stockholders than the Synopsys agreement and wants to be able to discuss with IKOS an acquisition of IKOS.

        For this reason, Mentor Graphics suggests that it execute the proposed form of confidentiality and standstill agreement subject to a waiver letter which provides that certain provisions of the confidentiality and standstill agreement will be waived and not enforced against any of Mentor Graphics, Synopsys and any third party accepting the terms of the confidentiality and standstill agreement and waiver letter. The provisions that would be waived and not enforced are ones included for the benefit of IKOS during its blind bidding process and not for the benefit of any other bidder. In the present situation, where IKOS has a merger agreement with

LATHAM & WATKINS

Diane Holt Frankle
December 18, 2001
Page 2


Synopsys, these provisions prevent, rather than foster, the level playing field that will produce the best result for IKOS' stockholders. Moreover, these provisions prevent the IKOS directors from fulfilling their fiduciary duty to secure the maximum price available in connection with the sale of the company in light of the Mentor Graphics offer. The waiver letter would provide that:

        - IKOS would waive and not enforce the standstill provisions, as to any party, with respect to any tender or exchange offer to acquire all outstanding IKOS shares at $11.00 per share or higher, including shares acquired in a second-step merger;

        - IKOS would waive and not enforce the standstill provisions, as to any party, with respect to influencing IKOS' management, calling and taking actions with respect to a special stockholders' meeting, advancing stockholder proposals, nominating individuals as IKOS directors, soliciting proxies on any matter and the handling of similar matters;

        - IKOS would waive and not enforce the confidentiality and standstill agreement provisions, as to any party, with respect to contacting third parties;

        - All standstill provisions (but not the confidentiality provisions) would be waived and not enforced following January 8, 2002;

        - IKOS would waive and not enforce the confidentiality provisions, as to any party, with respect to disclosing confidential information if required to do so by law;

        - In light of the fact that Mentor Graphics is already in the emulation market, reasonable limitations on enforcement of the non-solicitation of IKOS employees acceptable to both IKOS and Mentor Graphics would be included; and

        - A "most favored nations" clause, applicable to any party, would be included with respect to the provisions of the confidentiality and standstill agreement, as modified by the waiver letter, and any bidding procedures.

        Mentor Graphics' proposals seek to create as level a playing field as possible within the confines of IKOS' views on its merger agreement with Synopsys. I look forward to

LATHAM & WATKINS

Diane Holt Frankle
December 18, 2001
Page 3


hearing from you so that the parties can seek to reach a negotiated acquisition agreement that would be in the best interests of IKOS' stockholders and Mentor Graphics can complete its tender offer by January 8, 2002.

                                    Very truly yours,

                                    /s/ Christopher L. Kaufman

                                    Christopher L. Kaufman
                                    of LATHAM & WATKINS